Exhibit 99(g)

SCHERING-PLOUGH REPORTS EXPECTED
2001 SECOND QUARTER EARNINGS PER SHARE

NEW YORK, N.Y., June 28, 2001 -Richard Jay Kogan, chairman and chief executive officer of Schering-Plough Corporation (NYSE: SGP), today reported that earnings per share for the 2001 second quarter are expected to be 43 cents, which is flat compared with the 43 cents recorded in the 2000 period. Schering-Plough is scheduled to issue its full earnings report on the 2001 second quarter on July 25, 2001.

Commenting on earnings guidance, Kogan said that, "For now and the rest of 2001, we will be taking a quarter-by-quarter approach, providing periodic updates as the year progresses."

Earlier today and as reported in a separate press release, Kogan reviewed highlights of the company's pharmaceutical business and provided an update on manufacturing issues. He concluded his remarks today saying, "Going forward, my priorities are straightforward: To achieve our quality and compliance objectives, and get Schering-Plough back on a solid growth track. I am committed to delivering on these and determined that these manufacturing issues will get resolved."

An audio replay of the meeting, which was Webcast in a live audio format with slides, is available via the Schering-Plough corporate Web site, www.schering-plough.com, starting at approximately 2 p.m. on June 28 through 5 p.m. on July 27.

DISCLOSURE NOTICE: The information in this press release includes certain "forward-looking" statements relating to the company's business prospects and the expected impact on the company of the manufacturing process and control issues described in more detail in the company's Feb. 15, 2001, and June 22, 2001, press releases. The resolution of those manufacturing issues, as well as the potential impact of those issues on the company's second-quarter and full-year 2001 sales and earnings, are subject to substantial risks and uncertainties, and those issues could cause actual results to differ materially from the forward looking statements. A full description of those risks and uncertainties is included in the company's Feb. 15, 2001, and June 22, 2001, press releases, which are available on the company's Web site at www.schering-plough.com. In addition, the forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, generic competition, federal and state regulations and legislation, the regulatory process for new products and indications, new manufacturing issues that may arise, trade buying patterns, patent positions, litigation and investigations. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings, including the company's 2000 annual report on Form 10-K and subsequent quarterly report on Form 10-Q.

Schering-Plough is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide.